[redacted]

10026178

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: February 28, 2009
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-17277

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERRIMACK VALLEY INVESTMENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
6380

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 MERRIMACK STREET
(No. and Street)

HAVERHILL (CITY) MA (state) 01830 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN A. LEVASSEUR 1-978-374-0561 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kathleen A. Levasseur swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Merrimack Valley Investment, Inc., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (Debits $55; credits $9,594)

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Merrimack Valley Investment, Inc.
Haverhill, MA

In planning and performing my audit of the financial statements of Merrimack Valley Investment, Inc. for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recording of differences required by Ryle 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 25, 2010

Merrimack Valley Investment, Inc.

Audited Financial Statements

For The Year Ended December 31, 2009

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

I have audited the accompanying statement of financial condition of, Merrimack Valley Investment, Inc., as of December 31, 2009, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimack Valley Investment, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
January 25, 2010

Merrimack Valley Investment, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash & Cash Equivalents		$ 557,279
Cash - Segregated		358,305
Deposits with Clearing Organization and Others		50,000
Receivables		7,390
Prepaid Taxes		3,561
Furniture, Fixtures & Leasehold Improvements, at cost, Less Accumulated Depreciation of $151,067		-
Marketable Securities, at Market Value		134,994
		1,111,529

Liabilities and Stockholder's Equity

Liabilities:		
Payable to Customers and NonCustomers		$ 280,684
Accounts Payable & Accrued Expenses		10,579
		291,263
Commitments and Contingent Liabilities:		
Liabilities Subordinated to Claims of General Creditors		363,420
Stockholders' Equity:		
Common Stock, 1 Cent Par Value Authorized 1,000,000 Shares, Issued 805,000 Shares Outstanding 360,000 Shares	7,500	
Additional Paid in Capital	239,690	
Retained Earnings	312,656	
Less: Treasury Stock, 445,000 Shares at Cost	(103,000)	
Total Stockholders' Equity		456,846
		$ 1,111,529

See Accountant's Report & Accompanying Notes

Merrimack Valley Investment, Inc.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2009

Revenues:	
Commissions	$ 114,744
Service Fees and Shipping Charges	25,379
Interest and Dividends	27,224
Realized Trading Gains (Losses)	26,586
Unrealized Gains (Losses)	34,514
	228,447
Expenses:	
Employee Compensation and Benefits	78,769
Commissions, Clearing & Floor Brokerage	21,899
Communications	15,300
Occupancy	26,632
Other Operating Expenses	50,652
	193,252
Net Income (Loss) Before Income Taxes	35,195
Provision for Income Taxes	1,200
Net Income (Loss)	33,995
Retained Earnings December 31, 2008	278,661
Retained Earnings December 31, 2009	$ 312,656

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2009

Subordinated Liabilities at December 31, 2008	$ 363,420
Current Year Changes	-
Subordinated Liabilities at December 31, 2009	$ 363,420

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2009

	Capital Stock Common		Additional Paid in	Treasury	Retained
	Shares	Amount	Capital	Stock	Earnings
Balance, Beginning of Year	360,000	$ 7,500	$ 239,690	($ 103,000)	$ 278,661
Net Income					33,995
Balance, End of Year	360,000	$ 7,500	$ 239,600	($ 103,000)	$ 312,656

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2009

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 33,995	
Adjustments		
Add:		
Depreciation	13,686	
Less:		
A/R-Customers & Non-Cust	(131)	
Prepaid Expenses	(2,167)	
A/P Customers & Non-Cust	(14,150)	
Payables-BDs & Clear Org	(9)	
Accrued & Deferred Exp.	(4,641)	
Cash from Operations		**26,583**
Cash Flows - Invested		
Leasehold Improvements	(12,520)	
Marketable Sec at Market	(30,845)	
Investing Cash Flows		**(43,365)**
Cash Flows - Financing		
Financing Cash Flows		**0**
Cash Increase (Decrease)		**(16,782)**
Cash - Beginning of Year		
Cash	630,800	
Cash Segregated-Sec Req	301,567	
Cash with Clearing Org.	50,000	
Total Beginning of Year		**982,367**
Cash on Statement Date		**$ 965,585**

See Accountant's Report & Accompanying Notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is incorporated in the Commonwealth of Massachusetts engaged in the securities broker dealer business in the sale of stocks, bonds and all other securities of every nature and description. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is located in Haverhill, Massachusetts.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting purposes.

Income Taxes

The company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009 the company had approximately $53,139 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Office equipment	5-7 years
Fixtures	5-7 years
Leasehold Improvements	15 years

Depreciation expense for the year ended December 31, 2009 is $1,165.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

2. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

3. CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $358,305 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securitites and Exchange Commission.

4. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

Interest	$ -
Income Taxes	$ 3,100

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION

The components of receivables from and payables to brokers, dealers and clearing organizations consist of securities failed to receive and deliver at December 31, 2009 all of which are outstanding less than 30 days.

6. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $793,094 at December 31, 2009, which exceed required net capital of $250,000 by $543,094. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.17 to 1.0.

8. LEASE OBLIGATION

The Company leases, under a tenancy-at-will lease agreement, premises and equipment from a related realty trust. The rent paid under this lease in 2009 was $42,000.

The current lease obligation to the realty trust is $2,000 per month for occupancy rent and $1,500 per month for equipment lease.

9. INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS

The Company has no fully paid and excess margin securities for which instructions to reduce the posssession or control has been issued as of the report date.

10. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company and are not to exceed 25% of the total compensation paid to eligble participants. Contributions made to the plan for the year ended December 31, 2009 totaled $0.

11. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The related party borrowings under subordination agreements at December 31, 2009 are as follows:

Subordinated notes, 9%, due March 2010	$ 25,000
Subordinated notes, 9%, due March 2011	20,000
Subordinated notes, 9%, due March 2011	161,820
Subordinated notes, 9%, due March 2011	156,600
	$ 363,420

11. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (continued)

Maturities of liabilities subordinated to claims of general creditors are as follows:

Year Ended December 31	Amount
2010	$ 25,000
2011	338,420
	$ 363,420

The subordinated borrowings are covered by agreements approved by FINRA, formerly the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commissions uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

12. RELATED PARTY TRANSACTIONS

The Company rents its facilities under a tenancy-at-will lease with a related realty trust, whose members include the president and treasurer of the Company.

The Company has related party borrowing under subordination agreements.

SUPPLEMENTARY INFORMATION

Merrimack Valley Investment, Inc.
Schedule I
Computation of Net Capital
December 31, 2009

Net Capital	
Total Stockholders' Equity	$ 456,846
Add: Liabilities Subordinated to the Claims of General Creditors allowable in Computation Of Net Capital	363,420
Total Capital and Allowable Subordinated Liabilities	820,266
Deductions:	
Non-Allowable Assets:	
Prepaid Expenses	3,561
Net Capital Before Haircuts on Securities Positions	816,705
Haircuts on Securities:	
Trading and Investment Securities:	
Stocks & Warrants	12,092
Certificates of Deposit	6,201
Undue Concentration	1,783
Other Securities	3,535
	23,611
Net Capital	793,094
Less: Net Capital Requirement	250,000
Excess Net Capital	$ 543,094
Aggregate Indebtedness	$ 291,263
Less: Adjustment Based on Deposits in Special Reserve Bank Accounts	277,706
Total Aggregate Indebtedness	$ 13,557
Ratio of Aggregate Indebtedness To Net Capital	0.17 to 1.0

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2009

Unaudited Net Capital	$ 792,826
Audit Adjustments:	
Year End Accruals	268
Audited Net Capital	$ 793,094

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Schedule III
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

CREDIT BALANCES	
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$ 271,871
Customer Securities Failed to Receive	-
DEBIT BALANCES	
Debit Balances in Customers' Cash Accounts Excluding Unsecured Accounts and Accounts Doubtful of Collection Net of Deductions Pursuant to Rule 15c3-3	7,389
RESERVE COMPUTATION	
Excess of Total Credits Over Total Debits	$ 264,482
Excess of Total Credits Over Total Debits at 105%	$ 277,706
Amount Held on Deposit in Reserve Bank Accounts	$ 358,215

No material difference exists between the audited computation of Rule 15c3-3 Reserve Requirements and the corresponding unaudited computation as done by Merrimack Valley Investment, Inc.

Schedule IV
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Merrimack Valley Investment, Inc.
As of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) ___4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ___4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ___4570

Clearing Firm SEC#s	Name	Product Code
8-________ [4335A]	________ [4335A2]	________ [4335B]
8-________ [4335C]	________ [4335C2]	________ [4335D]
8-________ [4335E]	________ [4335E2]	________ [4335F]
8-________ [4335G]	________ [4335G2]	________ [4335H]
8-________ [4335I]	________ [4335I2]	________ [4335I]

D. (k) (3) Exempted by order of the Commission ___4580

See Accountant's Report and Accompanying Notes